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Exhibit 12.1

Sanmina-SCI Corporation
Statement of Computation of Ratio of Earnings to Fixed Charges

		Fiscal Year
	Quarter Ended January 1, 2005
		2004	2003	2002	2001	2000
	(In thousands, except ratios)
Fixed Charges:
Interest costs and amortization of debt discount and debt issuance costs	$38,603	$132,809	$130,263	$97,833	$55,218	$46,796
Interest included in rental expense	1,369	6,678	7,836	9,756	12,646	14,471

Total fixed charges	$39,972	$139,487	$138,099	$107,589	$67,864	$61,267

Earnings:
Income (loss) before provision for income taxes	$33,320	$(15,581)	$(198,207)	$(2,814,892)	$82,792	$349,971
Loss from investment in 50% or less owned companies	—	15,526	6,351	4,512	—	—
Fixed charges	39,972	139,487	138,099	107,589	67,864	61,267

Total earnings for computation of ratio	$73,292	$139,432	$(53,757)	$(2,702,791)	$150,656	$411,238

Ratio of earnings to fixed charges (1)	1.8x	1.0x	—	—	2.2x	6.7x

(1)
Earnings for fiscal 2003 and 2002 were not sufficient to cover fixed charges by approximately $191.9 million for fiscal 2003 and approximately $2.8 billion for fiscal 2002. The loss before income taxes for fiscal 2003 included an impairment of long-lived assets loss of $95.6 million and the loss before income taxes for fiscal 2002 included a goodwill impairment loss of $2.8 billion.

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  Exhibit 12.1
Sanmina-SCI Corporation Statement of Computation of Ratio of Earnings to Fixed Charges